

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

<u>Via E-mail</u>
Christopher D. Brady
President
Chart Acquisition Corp.
c/o The Chart Group, LLC
75 Rockefeller Plaza, 14th Floor
New York, NY 10019

> **Re: Chart Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 22, 2011**
> **File No. 333-177280**

Dear Mr. Brady:

We have reviewed your responses to the comments in our letter dated November 9, 2011 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

<u>General</u>

1. We note your response to our prior comment 1 and reissue in part. Please revise to also delete the phrases "strong foundation" on page 2 and "successful business combination" on page 70 or advise.

<u>Registration Statement Cover Page</u>

2. Please revise the Calculation of Registration Fee table to include footnote (4).

<u>Prospectus Cover Page</u>

3. We note the public offering price of $125,000,000 and the proceeds, before expenses, of $7.4125 per unit in the table on the cover page. Please advise as to how you arrived at these amounts or revise the table as appropriate.

<u>Prospectus Summary, page 1</u>

<u>General, page 1</u>

4. We note your response to our prior comment 12. Please revise similar language elsewhere in the prospectus or advise.

5. Please provide support for your statement in the second bullet point on page 2 that it is typical of businesses in the provision and/or outsourcing of government services to generate strong free cash flow or delete this disclosure.

The Offering, page 6

Transfer restrictions on founder shares, page 10

6. We note your response to our prior comment 14. We were unable to find in the Insider Letter filed as Exhibit 10.4 the language that the Placement Unit Lock-Up Period could extend to one year from the consummation of the offering as disclosed on page 110 of the prospectus. Please advise.

Proceeds to be held in trust account, page 11

7. We note your response to our prior comment 15. However, please revise to disclose if there are any additional circumstances when management may resolve to liquidate the trust account and stop pursuing the completion of a business combination prior to the 21 month period expiring or revise throughout to delete the words "for example." Additionally, please revise to disclose the factors management would consider in making such a judgment.

Redemption of public shares and distribution and liquidation if no initial business combination, page 20

8. We note your response to our prior comment 17 and reissue. Please revise this section and any other section in the prospectus as applicable to include any estimates of the amount of working capital, taxes and dissolution expenses that will be payable out of the interest to be released to you from the trust account or advise.

Risk Factors, page 24

If we purchase shares using funds held in the trust account, page 28

9. We note your disclosure in this risk factor that it is probable that you will not make certain purchases under Rule 10b-18 under the Exchange Act. This seems to conflict with disclosure elsewhere in the prospectus, such as on page 14, in which you do not intend to comply with Rule 10b-18 under the Exchange Act. Please revise throughout the prospectus for consistency or advise.

Proposed Business, page 73

Competitive Strengths; Prior Public Company Experience, page 75

10. We note your response to our prior comment 24 and reissue. Please revise this section to provide balancing language that Mr. Wright's experience at PanAmSat as discussed in the fifth sentence of this paragraph is not a guarantee of the same results with respect to any business combination you may consummate.

Age of Financial Statements

11. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Part II

Exhibit Index, page II-6

12. Please revise to include the power of attorney in your exhibit index and note that it was previously filed.

Accountants' Consent

13. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP